

Roger N Huang · 3rd

 San Francisco City Im

Executive Director at San Francisco City Impact

San Francisco Bay Area · 57 connections · **Contact info**

Experience



Executive Director
San Francisco City Impact
Jul 1984 – Present · 36 yrs 4 mos

Accomplishments

1 **Publication**
    Chasing God

Interests



San Francisco City Impact
339 followers

